Exhibit 99.2
Dear employees of Gmarket,
It is April and spring is here. I would first like to express my gratitude to all of you for putting your best efforts into your work.
Today Gmarket has entered into an agreement with eBay with regard to eBay’s acquisition of equity interests in Gmarket. As this is the most critical decision the company has made so far, I am writing this email to directly inform you of the event. I am sure that you have been wondering about the current events which have come under much discussion recently. I would like to first express my apologies for not being able to communicate to you earlier regarding this transaction due to the special nature of the transaction.
Nine years have passed since the company was first established as Goodsdaq and five and a half years have passed since the company started the new e-commerce marketplace business as Gmarket, an innovative and revolutionary business model. With only a small amount of capital and no special technology, and competing to survive and grow in a market already occupied with many big companies having powerful brands and abundant resources, Gmarket was still able to grow into a solid No. 1 market leader in the Korean online shopping industry, and was successfully listed on NASDAQ. We were able to achieve all this through our passion and belief in our success and by continued painstaking and formidable efforts to develop better and creative services.
For the last few years, eBay, the world’s largest internet shopping company, has regarded that your capabilities and potentials were what made Gmarket’s high rate of growth possible, and continued to show interest in our company as a possible growth strategy in Korea and the rest of Asia — eBay has now decided to go ahead with the acquisition of Gmarket.
Of course some of you may feel disappointed and sad because this transaction may seem to some of you as relinquishing our opportunity to grow into an independent global corporation. This is especially so as Gmarket has maintained a steady rate of growth and our initiatives to expand overseas has just started. However, I believe that this is a chance for us to venture into the global market even more aggressively and actively than before.

Let us congratulate ourselves and rejoice in this opportunity to succeed in the global market based on our experience and ability which enabled us to achieve what no one else believed was possible.
There is an old saying that a tree with deep roots does not shake in the wind. Recently there have been groundless speculations and rumors regarding the company’s future plans and working environment after the deal. While we can expect that there will be various changes to the company both internally and externally, our strength was built on our passion and hard-work and will not change. Gmarket and Auction will each continue to operate its business under its own brand name and website. Gmarket and Auction have been competitors up to now, but I am sure that if we can work together as one team, we can create a positive synergy to power a dynamic growth and become a huge success in the global market.
I extend my gratitude to all of you who have always trusted me and the company and have done your best at work. I sincerely request that you continue to concentrate on what you do with the same trust and patience as you have had in the past under the new company structure.
April 16, 2009
Young Bae Ku
The tender offer contemplated by the Share Allocation and Tender Offer Agreement by and among Gmarket Inc., eBay Inc. and Internet Auction Inc. has not yet commenced. This communication is not an offer, a solicitation or a recommendation with respect to such tender offer. No statement in this announcement is an offer to purchase or a solicitation of an offer to sell securities. Gmarket intends to file a Schedule 14D-9 solicitation/recommendation statement with the U.S. Securities and Exchange Commission (“SEC”) relating to this tender offer. Gmarket understands that eBay Inc. and Internet Auction intend to file a Schedule TO tender offer statement with the SEC relating to this tender offer. We urge our security holders and investors to read carefully the tender offer statement (including the offer to purchase, a related letter of transmittal and certain other tender offer documents) and Gmarket’s solicitation/recommendation statement when they are available because they will contain important information about the tender offer and related transactions. Security holders and investors may obtain a free copy of Gmarket’s solicitation/recommendation statement when it becomes available, and other documents filed by Gmarket or eBay Inc. with the SEC, at the SEC’s web site at http://www.sec.gov. Free copies of the Company’s solicitation/recommendation statement, when it becomes available, and other filings made with the SEC by Gmarkte may also be obtained by directing a request to Gmarket Inc., 9th Floor, LIG Tower, 649-11 Yeoksam-Dong, Gangnam-Gu, Seoul 135-912, Korea, Attention: Investor Relations.